Issuer Free Writing Prospectus dated April 24, 2008 to

Preliminary Prospectus Supplements dated April 22, 2008

Registration Statement No. 333-127590

Filed Pursuant to Rule 433

AirTran Holdings, Inc.

22,312,500 Shares of Common Stock

and

$65,000,000 aggregate principal amount of

5.50% Convertible Senior Notes due 2015

This term sheet relates only to the shares of common stock and the convertible senior notes (together, the “securities”) described below and should be read together with the preliminary prospectus supplement dated April 22, 2008 (including the documents incorporated by reference therein) relating to the common stock offering and the preliminary prospectus supplement dated April 22, 2008 (including the documents incorporated by reference therein) relating to the convertible senior notes offering before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	AirTran Holdings, Inc.

Ticker/Exchange:	AAI / NYSE

Last sale price of AAI common stock:	$3.20 (April 24, 2008)

Shares of Common Stock

Securities offered:	Common Stock, par value $0.001 per share (the “Common Stock”)

Number of shares issued:	22,312,500 shares of Common Stock

Number of shares outstanding after offering:	114,614,819 shares of Common Stock[1]

Over-allotment option:	3,346,875 shares of Common Stock

Price to public:	$3.20 per share of Common Stock

[1]

The number of shares of Common Stock outstanding immediately after the closing of this offering is based on 92,302,319 shares of Common Stock outstanding as of March 31, 2008. As of March 31, 2008, the number of shares of Common Stock to be outstanding after this offering excludes 3,004,128 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.45 per share; 11,241,013 shares of Common Stock issuable upon the conversion of outstanding 7% Convertible Notes due 2023; 1,324,647 shares of Common Stock issuable upon the vesting of outstanding restricted stock; an aggregate of 1,649,619 additional shares of Common Stock reserved for future issuance under equity incentive plans; and 16,927,085 shares of Common Stock (or 19,466,148 shares of Common Stock if the underwriters exercise their over-allotment option in full) issuable upon the conversion of 5.50% Convertible Senior Notes due 2015 being offered concurrently with the Common Stock offering.

Underwriting discounts and commissions:	$0.16 per share of Common Stock

Proceeds (before expenses) to Issuer:	Approximately $67.8 million or approximately $78.0 million if the underwriters exercise their over-allotment option in full

CUSIP:	00949P108

ISIN:	US00949P1084

5.50% Convertible Senior Notes due 2015

Securities offered:	5.50% Convertible Senior Notes due 2015

Aggregate principal amount offered:	$65 million

Over-allotment option:	$9.75 million

Maturity date:	April 15, 2015

Annual interest rate:	5.50% per year, accruing from the settlement date

Interest escrow:	The Issuer will place approximately $10.7 million (or approximately $12.3 million if the underwriters exercise their over-allotment option in full) of the proceeds of the notes offering in an escrow account with the trustee under the indenture pursuant to which the notes are issued. Funds in the escrow account will be invested in government securities and will be used to make the first six scheduled semi-annual interest payments on the notes, and these payments will be secured by a pledge of the assets in the escrow account. The notes will not otherwise be secured.

Interest payment dates:	April 15 and October 15 of each year, beginning October 15, 2008

Conversion:	Holders may convert their notes at their option on any day to, and including, the business day immediately preceding the maturity date into shares of Common Stock equal to the conversion rate, subject to adjustment in certain circumstances.

Early Conversion Make-Whole Amount:	Holders who convert their notes prior to April 15, 2011 will receive, in addition to a number of shares of Common Stock calculated based on the conversion rate, the cash proceeds from sale by the escrow agent of that portion of the government securities in the escrow account that relate to the notes being converted. The percentage of the remaining government securities in the escrow account to be sold will be determined based on the aggregate principal amount of notes being converted as a percentage of the total principal amount of notes then outstanding. The escrow agent will liquidate the government securities to be sold, rounded down to the nearest whole multiple of the minimum denomination of such government securities, and deliver the cash value thereof to the converting holder.

Record dates:	April 1 and October 1 of each year

Price to public:	100%

Underwriting discounts and commissions:	3% per note

Proceeds to Issuer:	97% per note

Conversion premium:	20%

Initial conversion price:	Approximately $3.84 per share of Common Stock, subject to adjustment

Initial conversion rate:	260.4167 shares of Common Stock per $1,000 principal amount of notes, subject to adjustment

CUSIP:	00949P AC2

ISIN:	US00949PAC23

Use of proceeds:

The net proceeds from the sale of the notes, after deducting estimated expenses and the underwriters’ discount, will be approximately $62.8 million (or approximately $72.2 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use the net proceeds from the offering and the concurrent Common Stock offering as follows: (i) approximately $10.7 million (or approximately $12.3 million if the underwriters exercise their over-allotment option in full) to acquire the government securities that will be pledged for the exclusive benefit of the holders of the notes, as described under “Description of the Notes—Interest Escrow” in the preliminary prospectus supplement for the notes offering and (ii) the remainder for general corporate purposes, which may include additions to working capital, capital expenditures, the retirement of debt, other investments in strategic alliances, code-share agreements or other business arrangements and, although we are not presently in any negotiations, possible acquisitions of other airlines or their assets.

Repurchase at the option of the holder upon a fundamental change:	Upon a fundamental change, the holders may require the Issuer to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Adjustment to conversion rate upon a make-whole fundamental change:
Holders who convert their notes in connection with a make-whole fundamental change are entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, adjustment date and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes.

The maximum number of additional shares to be added to the conversion rate per $1,000 principal amount of notes is 52.0833, subject to adjustment.

Adjustment Date

Stock Price	April 30, 2008	April 15, 2009	April 15, 2010	April 15, 2011	April 15, 2012	April 15, 2013	April 15, 2014	April 15, 2015
$3.20	52.0833	52.0833	52.0833	52.0833	52.0833	52.0833	52.0833	52.0833
$3.50	52.0833	52.0833	52.0833	52.0833	52.0833	52.0833	45.6581	25.2976
$4.00	52.0833	51.8111	49.8379	47.4550	44.2655	39.3873	30.7475	0.0000
$4.50	45.5998	43.8620	41.8178	39.2841	35.8389	30.6079	21.6077	0.0000
$5.00	39.4429	37.7477	35.7224	33.1806	29.7099	24.5007	15.8520	0.0000
$6.00	30.5949	29.0520	27.1845	24.8122	21.6078	16.9148	9.6861	0.0000
$7.00	24.5651	23.1941	21.5321	19.4370	16.6009	12.5799	6.7851	0.0000
$8.00	20.2330	19.0238	17.5623	15.7257	13.2734	9.8776	5.2326	0.0000
$9.00	16.9832	15.9178	14.6355	13.0305	10.9213	8.0560	4.2802	0.0000
$10.00	14.4510	13.5107	12.3834	10.9830	9.1636	6.7349	3.6123	0.0000
$12.50	10.1144	9.4153	8.5854	7.5756	6.2955	4.6403	2.5640	0.0000
$15.00	7.4012	6.8665	6.2415	5.4923	4.5662	3.3897	1.9151	0.0000
$17.50	5.5728	5.1556	4.6730	4.1062	3.4148	2.5502	1.4612	0.0000
$20.00	4.2780	3.9437	3.5658	3.1267	2.6001	1.9484	1.1258	0.0000
$25.00	2.6114	2.3890	2.1451	1.8670	1.5467	1.1567	0.6688	0.0000
$30.00	1.6330	1.4783	1.3140	1.1318	0.9253	0.6815	0.3855	0.0000

The exact stock price and adjustment date may not be set forth on the table, in which case:

•

if the stock price is between two stock price amounts on the table above or the adjustment date is between two adjustment dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $30.00 per share of Common Stock (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

•	if the stock price is less than $3.20 per share of Common Stock (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

Other Offering Information

Plan of distribution:

The “Underwriters” section in the preliminary prospectus supplement for the Common Stock offering and the preliminary prospectus supplement for the notes offering are each supplemented by the following:

“On April 24, 2008, prior to the pricing of the offering, one of the underwriters purchased, on behalf of the syndicate, 1,999,000 shares of the company’s common stock on the New York Stock Exchange at an average price of $3.2125 per share in stabilizing transactions.”

Trade date:	April 24, 2008

Settlement date:	April 30, 2008

Book-running manager:	Morgan Stanley & Co. Incorporated

Co-lead manager:	Credit Suisse Securities (USA) LLC

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PRELIMINARY PROSPECTUS SUPPLEMENTS) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THESE OFFERINGS. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PRELIMINARY PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED TOLL-FREE AT 1-866-718-1649 OR CREDIT SUISSE SECURITIES (USA) LLC TOLL-FREE AT 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.